

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2015

Via E-mail
Mr. Gil Kotler
Chief Financial Officer
Gazit-Globe Ltd.
1 Hashalom Rd.
Tel-Aviv 67892, Israel

> **Re:** **Gazit-Globe Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2014**
> **Filed April 22, 2015**
> **File No. 001-35378**

Dear Mr. Kotler:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Shopping Centers, page 42

1. We note disclosure on pages 44 and 45 that the information on those pages is presented on a fully consolidated basis without reflecting non-controlling interests. Please clarify to us, and in future filings, if this statement is also true for the information appearing on page 42.

2. Related to the comment above, please clarify how the presentation of data "on a fully consolidated basis without reflecting non-controlling interests" differs from the presentation of data "on a 100% basis" as disclosed on page 47.

Results of Operations

Year ended December 31, 2014 compared to year ended December 31, 2013

Taxes on income, page 56

3. We note your reconciliation on page F-75; specifically, we note your line item 'Increase in taxes resulting from change in carry-forward tax losses for which no deferred taxes were provided, net.' Please clarify for us, and in future filings, the impact on your tax expense related to the NIS 245 million reconciling item for 2014.

Consolidated Financial Statements

Note 2 – Significant Accounting Policies

x. Share-based payment transactions

Equity-settled transactions, page F-31

4. Please tell us how your policy for accounting for modifications to equity-settled instruments is consistent with paragraphs 26-29 of IFRS 2.

Note 39 – Segment Information

b. Notes to segment information, page F-105

5. We note your disclosure that the 'Reconciliations' line item relates, in part, to an adjustment for proportionate consolidation of EQY in joint ventures other adjustments between U.S. GAAP to IFRS. Please clarify what is meant by this statement. Additionally, please tell us if you have proportionately consolidated any joint ventures.

6. Please tell us why you have not included Rule 3-09 of Regulation S-X financial statements for Atrium European Real Estate Limited. Within your response, please provide us with your Rule 3-09 significance test calculations for all periods presented.

Independent Auditor's Report, page F-118

7. We are unable to find KPMG Channel Islands Limited on the Public Company Accounting Oversight Board's list of registered public accounting firms. Please tell us how your principal auditor determined whether or not the other auditors played a substantial role as defined in PCAOB Rule 1001(p)(ii). Your response should include, but not necessarily be limited to, a quantitative analysis. To the extent the other auditors played a substantial role, please tell us how the other auditor determined it was not necessary to register with the PCAOB. Refer to SEC Release No. 34-49708.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Accountant at 202-551-3432 or me at 202-551-3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Accountant